Exhibit 99.2

Jianpu Technology Inc. Reports First Quarter 2019 Unaudited Financial Results

Beijing, May 28, 2019 /PRNewswire/ — Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Operational and Financial Highlights:

•                  Total revenues in the first quarter of 2019 increased by 95.1% to RMB654.9 million (US$197.6 million) from RMB335.7 million in the same period of 2018.

•                  Number of loan applications submitted through the Company’s platform was approximately 24.4 million in the first quarter of 2019, representing an increase of approximately 102% from the same period of 2018. The average fee per loan application increased to RMB17.72 (US$2.64) in the first quarter of 2019 from RMB13.27 in the same period of 2018. As a result, revenues for loans in the first quarter of 2019 increased by 170% to RMB432.6 million (US$64.5 million) from RMB160.1 million in the same period of 2018.

•                 Credit card volume2, was approximately 1.6 million in the first quarter of 2019, representing an increase of approximately 6.7% from the same period of 2018. The average fee per credit card increased to RMB105.92  (US$15.78) in the first quarter of 2019 from RMB95.20 in the same period of 2018. As a result, revenues for credit cards2 in the first quarter of 2019 increased by 18.3% to RMB170.0 million (US$25.3 million) from RMB143.7 million in the same period of 2018.

•                  Gross profit increased by 109% to RMB598.9 million (US$89.2 million) in the first quarter of 2019 from RMB286.4 million in the same period of 2018. Gross margin was 91.5% in the first quarter of 2019, compared with 85.3% in the same period of 2018 and 90.9% in the fourth quarter of 2018.

•                  Sales and marketing expenses (excluding share-based compensation) as a percentage of revenues was approximately 68.1% in the first quarter of 2019, compared with approximately 77.0% for the same period of 2018 and approximately 70.9% in the fourth quarter of 2018.

•                  Net income was RMB18.7 million (US$2.8 million) in the first quarter of 2019, compared with a net loss of RMB57.1 million in the same period of 2018 and a net income of RMB11.9 million in the fourth quarter of 2018. Net income margin was 2.9% in the first quarter of 2019, compared with net loss margin of 17.0% in the same period of 2018 and net income margin of 1.6% in the fourth quarter of 2018.

•                  Non-GAAP adjusted net income3 was RMB47.4  million (US$7.1 million) in the first quarter of 2019, compared with non-GAAP adjusted net loss of RMB19.8 million and non-GAAP adjusted net income of RMB39.0 million, respectively, in the first quarter of 2018 and the fourth quarter of 2018. Non-GAAP adjusted net margin3 was 7.2%, compared with -5.9% in the first quarter of 2018 and 5.3% in the fourth quarter of 2018.

1  This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the rate in effect as of March 29, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

2  Credit card volume, which is the measure of the number of credit cards the company generates revenues from during the period presented, including for both recommendation services and advertising and marketing services; Revenues for credit cards represent revenues generated from both recommendation services and advertising and marketing services for credit cards during the period presented.

3  Non-GAAP adjusted net margin equals non-GAAP adjusted net (loss) / income divided by total revenues. Non-GAAP adjusted net (loss) / income represents net (loss) / income before share-based compensation expenses. There is no income tax impact of the non-GAAP adjustment of share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about non-GAAP adjusted net (loss) / income.

Selected Operational Metrics

	For the three months ended March 31,
	2018	2019	Change%

Credit card volume[1] (in million)	1.5	1.6	6.7%
The average fee per credit card (RMB)	95.20	105.92	11.3%
Number of loan applications (in million)	12.1	24.4	102%
The average fee per loan application (RMB)	13.27	17.72	33.5%

Mr. David Ye, Co-founder, Chairman and Chief Executive Officer of Jianpu, commented, “We are proud of our operating and financial metrics for the first quarter of 2019, which proved our belief that profitability is the natural result of the platform model when it reaches its critical mass with efficiency.”

“In the medium to long term, we’re very optimistic about the huge market potential in China’s retail finance industry. With our continued efforts to strengthen our operational capabilities to provide better products and services to our users and customers, we are optimistic about our growth and performance for the years to come,” concluded Mr. Ye.

“We’re pleased to deliver another strong quarter with revenue of approximately RMB655 million for the first quarter of 2019, representing a 95% year-over-year increase,” said Oscar Chen, Chief Financial Officer of Jianpu. “In the first quarter, we regained the growth momentum in our loan recommendation business with a 170% year-over-year increase, which was a key driver for our growth in this quarter. Strategically, we continued executing our growth initiatives while optimizing our operations, which brought us another profitable quarter with net income of RMB19 million and adjusted net income of RMB47 million.”

First Quarter 2019 Financial Results

Total revenues for the first quarter of 2019 increased by 95.1% to RMB654.9 million (US$97.6  million) from RMB335.7 million in the same period of 2018.

Total revenues from recommendation services increased by 101% to RMB581.9 million (US$86.7 million) in the first quarter of 2019 from RMB289.3 million in the same period of 2018.

Revenues from recommendation services for loans increased by 170% to RMB432.6 million (US$64.5 million) in the first quarter of 2019 from RMB160.1 million in the same period of 2018, due to the increase in both number of loan applications on the Company’s platform and average fee per loan application. The number of loan applications on the Company’s platform was approximately 24.4 million in the first quarter of 2019, representing an increase of approximately 102% from the same period of 2018. The average fee per loan application increased to RMB17.72 (US$2.64) in the first quarter of 2019 from RMB13.27 in the same period of 2018.

Revenues from recommendation services for credit cards increased by 15.6% to RMB149.3 million (US$22.2 million) in the first quarter of 2019 from RMB129.2 million in the same period of 2018, due to the increase in both credit card volume and average fee per credit card. Credit card volume for recommendation services4 in the first quarter of 2019 was approximately 1.4 million, representing an increase of approximately 7.7% from the same period of 2018. The average fee per credit card for recommendation services increased to RMB106.45  (US$15.86) in the first quarter of 2019 from RMB97.15 in the same period of 2018.

Revenues from advertising and marketing services and other services increased by 57.3% to RMB73.0  million (US$10.9 million) in the first quarter of 2019 from RMB46.4 million in the same period of 2018, primarily due to the increase in revenues of big data and risk management services including that generated by a subsidiary acquired in June 2018 and, to a lesser extent, the increase in the advertising services for credit cards.

Cost of revenues increased by 13.4% to RMB55.9 million (US$8.3 million) in the first quarter of 2019 from RMB49.3 million in the same period of 2018. The increase was primarily attributable to the increase in short message service fees, bandwidth and server costs, as well as payroll costs.

Gross profit increased by 109% to RMB598.9 million (US$89.2 million) in the first quarter of 2019 from RMB286.4 million in the same period of 2018. The increase was primarily attributable to revenue growth. Gross margin was 91.5% in the first quarter of 2019, compared with 85.3% in the same period of 2018 and 90.9% in the fourth quarter of 2018.

Sales and marketing expenses increased by 73.1% to RMB448.2 million (US$66.8 million) in the first quarter of 2019 from RMB259.0 million in the same period of 2018. The increase was mainly due to growth in traffic acquisition, rewards to business partners for promotion in social network and social media platform, and payroll related costs.

Research and development expenses increased by 88.8% to  RMB82.3 million (US$12.3 million) in the first quarter of 2019 from RMB43.6 million in the same period of 2018, primarily due to the increase in payroll costs mainly related to the hiring of new R&D staff, including that of the subsidiary acquired in June 2018 to further enhance technology capabilities in terms of big data, machine learning and artificial intelligence, as well as the increase of the amortization of the intangible assets in connection with the acquisition of a subsidiary in June 2018.

4  Credit card volume for recommendation services is the credit card volume as referred to in the preceding note 2 minus the credit card volume for advertising and marketing services; Revenues from recommendation services for credit cards is revenues from credit cards as referred to in the preceding note 2 minus revenues from advertising and marketing services for credit cards.

General and administrative expenses increased by 22.4% to RMB52.4 million (US$7.8 million) in the first quarter of 2019 from RMB42.8 million in the same period of 2018. The increase was primarily due to a one-time consulting fee for new business initiatives as well as the increase in payroll costs, partially offset by the decrease in recognition of share-based compensation expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses were RMB28.7 million (US$4.3 million) in the first quarter of 2019 and RMB37.3 million in the same period of 2018 in total. The decrease was due to graded vesting method used and less share-based awards granted in this quarter.

Net income was RMB18.7 million (US$2.8 million) in the first quarter of 2019, compared with a net loss of RMB57.1 million in the same period of 2018. Net income margin was 2.9% in the first quarter of 2019, compared with a net loss margin of 17.0% in the same period of 2018. Besides the impact of the decrease in the share-based compensation, the improvement in operating efficiencies, particularly on the front of traffic acquisition and matching capabilities, as well as the benefit from economies of scale, contributed to the net income in this quarter.

Non-GAAP adjusted net income, which excluded share-based compensation expenses from net income, was RMB47.4 million (US$7.1 million) in the first quarter of 2019, compared with adjusted net loss of RMB19.8 million in the same period of 2018.

Non-GAAP adjusted EBITDA5, which excluded share-based compensation expenses, depreciation and amortization, interest income and expenses, and income tax benefits from net (loss)/income, for the first quarter of 2019 was an income of RMB56.4 million (US$8.4 million), compared with a loss of RMB18.6 million in the same period of 2018.

As of March 31, 2019, the Company had cash and cash equivalents, restricted time deposits and short-term investment of RMB1,350.4 million (US$201.2 million), and working capital of approximately RMB1,285.0 million (US$191.5 million). Compared to as of December 31, 2018, cash and cash equivalents, restricted time deposits and short-term investment decreased by RMB140.5 million (US$20.9 million), which was mainly attributable to net cash used in the Company’s share repurchase program and purchase of long term assets.

Share Repurchase Program

On August 24, 2018, the Company announced that its board of directors had approved a share repurchase program to repurchase its own Class A ordinary share in the form of American depositary shares (“ADSs”) with an aggregate value of up to US$20 million during the next twelve-month period.

5  Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

On February 22, 2019, the board of directors of the Company (the “Board”) has approved a new share repurchase program, under which the Company may repurchase up to US$10 million of ADSs during the next twelve-month period.

As of May 27, 2019, the Company had repurchased approximately US$26.8 million of ADSs under these programs.

Outlook

In addition to the estimates on the business operation, certain recent events may also have short-term impacts on the Company’s outlook for the second quarter. For instance, the Company voluntarily suspended downloads of its mobile apps from March 15, 2019 as a result of being reported in the most recent CCTV “315 Night”, a show concerning consumer rights protection which airs annually on March 15. Based on the Company’s current estimates, the Company expects total revenues for the second quarter of 2019 to be approximately RMB 360-380 million. The Company is in the process of re-launching its mobile apps on mobile app stores towards next month.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 28, 2019 (8:00 PM Beijing/Hong Kong Time on May 28, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until June 4, 2019, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10131246

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The company uses adjusted EBITDA and adjusted net (loss)/income, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that the Company include in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jianpu Technology Inc.
Oscar Chen

Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6202

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of March 31,
(In thousands except for number of shares and per share data)	2018	2019	2019
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,270,001	1,103,426	164,416
Restricted time deposits	142,411	161,904	24,124
Short-term investment	78,462	85,050	12,673
Accounts receivable, net (including amounts billed through RONG360 of RMB134,966 and RMB96,244 as of December 31, 2018 and March 31, 2019, respectively)	444,199	433,645	64,616
Amount due from related party	—	13,134	1,957
Prepayments and other current assets	160,131	215,446	32,102
Total current assets	2,095,204	2,012,605	299,888
Non-current assets:
Property and equipment, net	52,322	50,791	7,568

Intangible assets, net	115,037	110,874	16,521

Goodwill	147,296	147,296	21,948

Other non-current assets*	35,276	120,969	18,025
Total non-current assets	349,931	429,930	64,062
Total assets	2,445,135	2,442,535	363,950

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	130,000	148,500	22,127
Accounts payable	201,543	214,159	31,911
Advances from customers	115,597	144,137	21,477
Tax payable	39,446	34,760	5,179
Amount due to related party	72,750	9,225	1,375
Accrued expenses and other current liabilities*	144,478	176,776	26,340
Total current liabilities	703,814	727,557	108,409

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of March 31,
(In thousands except for number of shares and per share data)	2018	2019	2019
	RMB	RMB	US$

Non-current liabilities:
Deferred tax liabilities	16,865	16,199	2,414
Other non-current liabilities*	20,538	30,446	4,537
Total non-current liabilities	37,403	46,645	6,951
Total liabilities	741,217	774,202	115,360

Shareholders’ equity:

Ordinary shares: US$0.0001 par value, 1,500,000,000 shares authorized, 428,063,797 shares (including 325,592,002 Class A ordinary shares, and 102,471,795 Class B ordinary shares) issued and 420,747,609 shares (including 318,275,814 Class A ordinary shares, and 102,471,795 Class B ordinary shares) outstanding as of March 31, 2019, and 428,063,797 shares (including 325,592,002 Class A ordinary shares, and 102,471,795 Class B ordinary shares) issued and 415,246,557 shares (including 312,774,762 Class A ordinary shares and 102,471,795 Class B ordinary shares) outstanding as of December 31, 2018, respectively

	284	284	42
Treasury stock, at cost (12,817,240 and 7,316,188 shares held as of December 31, 2018 and March 31, 2019, respectively)	(70,113)	(93,937)	(13,997)
Additional paid-in capital	1,959,655	1,949,888	290,542
Accumulated losses	(339,325)	(325,124)	(48,444)
Statutory reserves	—	1,900	283
Accumulated other comprehensive income	37,750	17,254	2,571
Total Jianpu’s shareholders’ equity	1,588,251	1,550,265	230,997
Noncontrolling interest	115,667	118,068	17,593
Total shareholders’ equity	1,703,918	1,668,333	248,590
Total liabilities and shareholders’ equity	2,445,135	2,442,535	363,950

* The Company has adopted Accounting Standards Update No. 2016-02, Leases, beginning January 1, 2019 on a modified retrospective basis. As a result, the Company recognized approximately RMB33.7 million of right-of-use assets recorded in other non-current assets, and corresponding short-term leasing liabilities recorded in accrued expenses and other current liabilities and long-term leasing liabilities recorded in other non-current liabilities respectively on the consolidated balance sheet as of March 31, 2019. The Company elected not to recognize lease assets and liabilities for leases with a term of 12 months or less. The adoption had no impact on the Company’s consolidated statements of comprehensive loss for the quarter ended March 31, 2019 or the opening balances of accumulated losses as of January 1, 2019.

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended March 31,
(In thousands except for number of shares and per share data)	2018	2019	2019
	RMB	RMB	US$
Revenues:
Recommendation services:
Loans[a]	160,136	432,550	64,452
Credit cards	129,174	149,305	22,247
Total recommendation services	289,310	581,855	86,699
Advertising, marketing and other services[b]	46,364	73,004	10,878
Total revenues	335,674	654,859	97,577
Cost of revenues	(49,295)	(55,938)	(8,335)
Gross profit	286,379	598,921	89,242
Operating expenses:
Sales and marketing[c]	(258,987)	(448,232)	(66,789)
Research and development	(43,573)	(82,319)	(12,266)
General and administrative	(42,822)	(52,374)	(7,804)
(Loss) / Income from operations	(59,003)	15,996	2,383
Net interest income	1,398	730	109
Others, net	541	1,592	237
(Loss) / Income before income tax	(57,064)	18,318	2,729
Income tax benefits	—	392	58
Net (loss) / income	(57,064)	18,710	2,787
Less: net income attributable to noncontrolling interests	—	2,609	389
Net (loss) / income attributable to Jianpu’s shareholders	(57,064)	16,101	2,398
Other comprehensive loss, net
Foreign currency translation adjustments	(55,826)	(20,704)	(3,084)
Total other comprehensive loss	(55,826)	(20,704)	(3,084)
Total comprehensive loss	(112,890)	(1,994)	(297)
Less: total comprehensive income attributable to noncontrolling interests	—	2,401	358
Total comprehensive loss attributable to Jianpu’s shareholders	(112,890)	(4,395)	(655)
Net (loss) / income per share attributable to Jianpu’s shareholders
Basic	(0.14)	0.04	0.01
Diluted	(0.14)	0.04	0.01
Net (loss) / income per ADS attributable to Jianpu’s shareholders
Basic	(0.34)	0.10	0.01
Diluted	(0.34)	0.09	0.01
Weighted average number of shares
Basic	414,291,350	419,188,261	419,188,261
Diluted	414,291,350	441,141,116	441,141,116

[a] Including revenues from related party of RMB30,973 and RMB14,332 for the three months ended March 31, 2018 and 2019, respectively.

[b] Including revenues from related party of nil and RMB1,148 for the three months ended March 31, 2018 and 2019, respectively.

[c] Including expenses from related party of nil and RMB9,560 for the three months ended March 31, 2018 and 2019, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands except for number of shares	For the three months ended March 31,
and per share data)	2018	2019	2019
	RMB	RMB	US$

Net (loss) / income	(57,064)	18,710	2,787
Add: Share-based compensation expenses	37,281	28,684	4,274
Non-GAAP adjusted net (loss)/income	(19,783)	47,394	7,061
Add: Depreciation and amortization	2,623	10,153	1,513
Net interest income	(1,398)	(730)	(109)
Income tax benefits	—	(392)	(58)
Non-GAAP adjusted EBITDA	(18,558)	56,425	8,407